**Stomp Technique, Inc.**
**Balance Sheets**
**(Unaudited)**

|  | December 31, 2020 | December 31, 2019 |
|---|---|---|
| ASSETS |  |  |
| Cash | $ 584 | $ 2,400 |
| Inventories | 5,680 | 9,263 |
| Other current assets | 18,527 | - |
| Total current assets | 24,791 | 11,663 |
| Total assets | $ 24,791 | $ 11,663 |
| LIABILITIES AND SHAREHOLDERS' DEFICIT |  |  |
| Loan from shareholders | $ 44,547 | $ 23,376 |
| Total current liabilities | 44,547 | 23,376 |
| Commitments and contingencies | - | - |
| Common stock, no par value; 1,000 shares authorized, 1,000 shares of common stock issued and outstanding | - | - |
| Paid-in-capital | 900 | - |
| Accumulated deficit | (20,656) | (11,713) |
| Total shareholders' deficit | (19,756) | (11,713) |
| Total liabilities and  shareholders' deficit | $ 24,791 | $ 11,663 |